Exhibit 99.1

HIGHLIGHTS
During the first quarter of 2020, TORM obtained a profit before tax of USD 57m, which represents the strongest start to a year in more than a decade. The strong start has continued and has further enhanced so far in the second quarter where TORM has secured record bookings, with 69% of the earning days covered at USD/day 29,188, driven by the current logistical inefficiencies and increased interest in floating storage due to contango in the oil price,” says Executive Director Jacob Meldgaard.

RESULT
In the first quarter of 2020, TORM achieved TCE rates of USD/day 23,643 (2019, same period: USD/day 17,949), and an EBITDA[1] of USD 101.5m (2019, same period: USD 61.5m). The profit before tax amounted to USD 56.8m (2019, same period: USD 23.5m), and earnings per share (EPS) was 76 cents, or DKK 5.1 (2019, same period: 31 cents, or DKK 2.1). Cash flow from operating activities was positive at USD 49.8m in the first quarter of 2020 (2019, same period: USD 55.4m), and Return on Invested Capital[2] (RoIC) was 15.4% (2019, same period: 8.8%).

MARKET CONDITIONS
The product tanker market has experienced the strongest start to a year in more than a decade, positively impacted by a strong crude tanker market and up to 53% of the LR2 fleet trading dirty. High product exports out of China amid lower domestic demand as a result of COVID-19 and significant delays at the Panama Canal provided further support. The strong market has continued into the second quarter due to a significant oversupply of oil products and a sharp decrease in spot oil prices leading to contango. As a result, both logistical inefficiencies and increased interest in floating storage have so far in the second quarter driven product tanker freight rates to record levels.

COVID-19 OPERATIONAL IMPLICATIONS
Despite the COVID-19, TORM operates as usual but has taken several safety measures in order to control the pandemic situation. Travel bans and quarantine in several countries around the world have postponed crew changes in the latter part of the quarter. Land-based employees have partly been working from home, maintaining all operations. The One-TORM platform has been an integrated part of the strong financial results in the first quarter of 2020, and TORM’s in-house commercial and technical operations have also in this situation proven beneficial for TORM.

VESSEL TRANSACTIONS
During the first quarter of 2020, TORM took delivery of three newbuildings: The two LR1 newbuildings TORM Elise and TORM Elizabeth and the MR newbuilding TORM Splendid. TORM also delivered one Handysize vessel to new owners and made a purchase of two fuel-efficient dual-fuel-ready LR2 newbuildings with scrubbers with expected delivery in the fourth quarter of 2021. As of 31 March 2020, TORM had three newbuildings on order covering two LR2 vessels and one MR vessel. The MR vessel TORM Stellar has subsequently been delivered on 21 April 2020.

1 See Glossary on pages 23-27 for a definition of EBITDA.
2 See Glossary on pages 23-27 for a definition of RoIC.
TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

HIGHLIGHTS

LIQUIDITY
As of 31 March 2020, TORM’s available liquidity was USD 273.0m consisting of USD 129.3m in cash and cash equivalents, USD 67.7m in undrawn credit facilities and USD 76.0m of sale and leaseback financing that is subject to documentation. Cash and cash equivalents include USD 19.4m in restricted cash, primarily related to security placed as collateral for financial instruments. As of 31 March 2020, net interest-bearing debt[3] amounted to USD 797.8m, and TORM's net loan-to-value (LTV)[4] ratio was 49%.

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,832.1m as of 31 March 2020. Compared to broker valuations as of 31 December 2019, the market value of the fleet decreased by USD 63m when adjusted for sold and purchased vessels. The book value of TORM’s fleet was USD 1,806.4m as of 31 March 2020 excluding outstanding installments on newbuildings of USD 111.5m. The outstanding installments include payments for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 21.5m for retrofit scrubber installations.

REFINANCING
During the first quarter of 2020, TORM closed the refinancing of four term loans and TORM’s existing revolving credit facility. The term loans and the revolving credit facility were replaced by two separate term facilities and a new revolving credit facility covering up to USD 496m. Following the refinancing, TORM does not have any major debt maturities until 2026, which supports the Company’s financial flexibility.

CORPORATE EVENTS
During March, TORM repurchased 180,500 A-shares in open-market transactions. Following the share buyback, TORM holds 493,371 A-shares as treasury shares. After approval at the AGM on 15 April 2020, TORM initiated the dividend distribution of USD 7.4m, equivalent to USD 0.10 per share. The shareholders through Nasdaq in Copenhagen received their dividend on 6 May 2020, and the shareholders through Nasdaq in New York will receive their dividend on 15 May 2020. The total distribution was USD 8.8m, which is in line with the Company’s Distribution Policy. At the AGM, Ms. Annette Malm Justad was appointed as Director of the Company replacing Mr. Torben Janholt.

3 See Glossary on pages 23-27 for a definition of net interest-bearing debt.
4 See Glossary on pages 23-27 for a definition of loan-to-value.
TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

HIGHLIGHTS

NET ASSET VALUE EQUITY
Based on broker valuations as of 31 March 2020, TORM’s Net Asset Value (NAV5) excluding charter commitments was estimated at USD 993.2m corresponding to a NAV/share[6] of USD 13.3 (DKK 90.5). TORM’s book equity amounted to USD 1,045.5m as of 31 March 2020 corresponding to a book equity/share[7] of USD 14.2 (DKK 96.4).

SCRUBBER UPDATE
TORM expects to install a total of 49 scrubbers. As of 31 March 2020, TORM had installed 32 scrubbers, and as of 14 May 2020 TORM has installed 37 scrubbers. Of the remaining 12 installations, one is expected to be conducted in the second quarter and nine in the third quarter. The remaining two scrubbers will be installed on the two LR2 newbuildings to be delivered in the fourth quarter of 2021.

COVERAGE
As of 31 March 2020, 11% of the remaining total earning days in 2020 were covered at an average rate of USD/day 24,879. As of 11 May 2020, the coverage for the second quarter of 2020 was 69% at USD/day 29,188. For the individual segments, the coverage was 89% at USD/day 35,639 for LR2, 65% at USD/day 36,068 for LR1, 65% at USD/day 26,511 for MR and 58% at USD/day 19,145 for Handy.

On behalf of TORM plc Christopher H. Boehringer Chairman of the Board of Directors 14 May 2020

5 See Glossary on pages 23-27 for a definition of NAV.
6 See Glossary on pages 23-27 for a definition of NAV/share.
7 See Glossary on pages 23-27 for a definition of Book equity/share.
TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

KEY FIGURES

USDm	Q1 2020	Q1 2019	FY 2019

INCOME STATEMENT
Revenue	246.3	186.4	692.6
Time charter equivalent earnings (TCE) ¹⁾	158.2	116.6	424.9
Gross profit ¹⁾	115.1	73.9	251.9
EBITDA ¹⁾	101.5	61.5	202.0
Operating profit/(loss) (EBIT)	70.1	32.2	205.9
Financial items	-13.3	-8.7	-39.1
Profit/(loss) before tax	56.8	23.5	166.8
Net profit/(loss) for the year/period	56.4	23.2	166.0
Net profit/(loss) for the year/period excluding impairment charges	56.4	23.2	46.0

BALANCE SHEET
Non-current assets	1,825.2	1,426.6	1,788.0
Total assets	2,101.4	1,716.6	2,003.9
Equity	1,045.5	866.5	1,007.7
Total liabilities	1,055.9	850.1	996.2
Invested capital ¹⁾	1,831.9	1,445.6	1,786.0
Net interest-bearing debt ¹⁾	797.8	584.1	786.3
Cash and cash equivalents	129.3	155.3	72.5

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 23-27.

	Q1 2020	Q1 2019	FY 2019

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	64.2%	62.6%	61.3%
Gross profit	46.7%	39.6%	36.4%
EBITDA	41.2%	33.0%	29.2%
Operating profit/(loss)	28.5%	17.3%	29.7%
Return on Equity (RoE)	22.0%	10.8%	17.9%
Return on Invested Capital (RoIC)	15.4%	8.8%	12.6%
Equity ratio	49.8%	50.5%	50.3%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	0.76	0.31	2.24
Diluted earnings/(loss) per share	0.75	0.31	2.24
Dividend per share	-	-	0.10
Net Asset Value per share (NAV/share) ²⁾	13.3	11.2	13.6
Stock price in DKK, end of period ³⁾	57.8	50.0	74.5
Number of shares end of period (million) ⁴⁾	74.8	73.9	74.4
Number of shares weighted average (million) ⁴⁾	75.2	73.9	74.0

¹⁾ For definition of the calculated key figures, please refer to the Glossary on pages 23-27.
²⁾ Based on broker valuations as of 31 March 2019, excluding charter commitments.
³⁾ Stock price on Nasdaq in Copenhagen.
⁴⁾ Excluding treasury shares.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

THE PRODUCT TANKER MARKET

So far in 2020, the product tanker market has experienced the strongest rates in more than a decade retaining the strength experienced in the last quarter of 2019. Despite this, the first quarter of 2020 has been very volatile influenced by the COVID-19 situation and the breakdown of the OPEC+ output agreement, but also by logistical inefficiencies and refinery maintenance. The large migration of LR2 vessels from the clean to the dirty markets that started in the last quarter of 2019 continued into the start of 2020, with 53% of the LR2 fleet trading dirty at the end of the first quarter of 2020. This share is the highest seen since 2013.

The quarter started with rates for the larger segments coming off from the high levels seen in the last quarter of 2019, as the heavy maintenance works at several export-oriented refineries in the Middle East reduced demand for vessels out of the area. In the West, the MR segment, on the other hand, saw rates supported by healthy trade flows and massive delays at the Panama Canal, which tied up tonnage supply and led to longer-haul trading patterns.

Market sentiment worsened with the COVID-19 outbreak gaining pace in China; however, the freight rates rebounded in the East as China’s clean product exports were boosted due to falling domestic demand and as local refineries did not reduce production correspondingly. As the COVID-19 rapidly spread to the rest of the world, similar export patterns were seen in other regions as well.

Although the disruption in global oil demand due to the COVID-19 is expected to reach its unprecedented peak in April and May, global oil demand was significantly affected already in March, which led to oversupply of crude oil and refined products. This was exacerbated by the “price war” that followed the collapse of the OPEC+ negotiations in the beginning of March. The following agreement by OPEC+ countries to cut supply by an unprecedented

9.7 mb/d that was reached in early April did not manage to avoid storage tanks to reach the tops. This sent the Brent front month benchmark price to the lowest levels in almost two decades, and oil contango reached the highs last seen during the 2008 “super-contango” period, resulting in increasing fixture activity for floating storage.

Together with operational floating storage due to discharging issues as a result of storage tanks at terminals and refineries being filled up, floating storage tied up 7% of the clean trading tonnage at the end of April, effectively moving these vessels from the market. This sent the freight rates for product tankers to unprecedented levels by the end of April, with rates for the LR2 segment reaching an all-time high of around USD/day 170,000, double the peak seen historically. Rates in the MR segment similarly reached all-time highs at above USD/day 70,000.

Going forward, delays of scrubber retrofits and newbuilding deliveries from the Asian shipyards indicate lower net fleet growth for 2020 than expected, while lower ordering interest indicates lower fleet growth in the future at the time when the product tanker order book relative to the fleet is already at a record low level. The global product tanker fleet (above 25,000 dwt) grew by 0.9% in the first quarter of 2020 (source: TORM).

During the first quarter of 2020, TORM’s product tanker fleet realized average TCE earnings of USD/day 23,643 (32% up year on year), and split per vessel class:

•	LR2 fleet at USD/day 29,108 (30% up year on year)
•	LR1 fleet at USD/day 24,329 (35% up year on year)
•	MR fleet at USD/day 22,461 (34% up year on year)

•	Handysize fleet at USD/day 20,649 (9% up year on year)

TORM’s gross profit for the first quarter of 2020 was USD 115.1m (2019, same period: USD 73.9m).

Outlook
•	As of 31 March 2020, TORM had covered 11% of the remaining earning days in 2020 at USD/day 24,879
•	As of 11 May 2020, the coverage for the second quarter of 2020 was 69% at USD/day 29,188
•	As 15,302 earning days in 2020 are unfixed as of 11 May 2020, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 15.3m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 31 MARCH 2020

	2020	2021	2022
Owned days
LR2	2,905	4,046	4,681
LR1	2,462	3,207	3,207
MR	12,225	16,452	16,594
Handysize	522	726	726
Total	18,114	24,431	25,208

Charter-in and leaseback days at fixed rate
LR2	273	363	90
LR1	-	-	-
MR	2,524	3,630	3,113
Handysize	-	-	-
Total	2,797	3,993	3,202

Total physical days
LR2	3,178	4,409	4,771
LR1	2,462	3,207	3,207
MR	14,749	20,082	19,706
Handysize	522	726	726
Total	20,911	28,424	28,410

Fair value of freight rate contracts that are mark-to-market in the income statement:
- Contracts not included above: USD -0.9m
- Contracts included above: USD 0m

	2020	2021	2022
Covered, %
LR2	24%	2%	0%
LR1	13%	0%	0%
MR	7%	0%	0%
Handysize	13%	0%	0%
Total	11%	0%	0%

Covered days
LR2	774	69	-
LR1	317	-	-
MR	1,081	-	-
Handysize	69	-	-
Total	2,241	69	-

Coverage rates, USD/day
LR2	22,156	15,344	-
LR1	29,199	-	-
MR	25,931	-	-
Handysize	19,070	-	-
Total	24,879	15,344	-

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

EARNINGS DATA
USDm	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Change Q1 19 - Q1 20	12-monts avg.

LR2 vessels
Available earning days	1,045	1,069	1,038	1,046	1,019	-2%
Spot rates ¹⁾	23,431	18,604	15,280	29,878	31,013	32%	23,603
TCE per earning day ²⁾	22,469	17,894	14,529	24,032	29,108	30%	21,335
Operating days	1,080	1,092	1,104	1,104	1,092	1%
Operating expenses per operating day ³⁾	6,392	6,698	5,989	6,632	6,273	-2%	6,397
LR1 vessels
Available earning days	590	589	487	487	779	32%
Spot rates ¹⁾	17,991	15,365	14,120	23,895	25,421	41%	20,236
TCE per earning day ²⁾	18,089	14,582	14,292	21,769	24,329	35%	19,257
Operating days	630	637	644	644	812	29%
Operating expenses per operating day ³⁾	6,508	6,627	6,537	6,716	6,343	-3%	6,542
MR vessels
Available earning days	4,414	4,267	4,391	4,664	4,703	7%
Spot rates ¹⁾	16,768	15,429	13,603	18,424	22,974	37%	17,743
TCE per earning day ²⁾	16,765	15,163	13,125	18,111	22,461	34%	17,341
Operating days	4,453	4,402	4,671	4,995	4,992	12%
Operating expenses per operating day ³⁾	6,473	6,564	6,048	6,333	5,992	-7%	6,227
Handy vessels
Available earning days	450	453	390	327	182	-59%
Spot rates ¹⁾	19,492	12,864	11,697	16,137	19,535	0%	14,242
TCE per earning day ²⁾	18,875	12,882	12,251	16,140	20,649	9%	14,430
Operating days	454	455	421	364	190	-58%
Operating expenses per operating day ³⁾	6,251	6,390	6,340	5,381	6,518	4%	6,136
Tanker segment
Available earning days	6,499	6,378	6,306	6,524	6,684	3%
Spot rates ¹⁾	17,897	15,652	13,735	20,156	24,116	35%	18,519
TCE per earning day ²⁾	17,949	15,405	13,392	19,234	23,643	32%	18,006
Operating days	6,617	6,586	6,840	7,107	7,086	7%
Operating expenses per operating day ³⁾	6,448	6,580	6,103	6,365	6,089	-6%	6,281
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels and vessels.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to 67 owned product tankers on the water, TORM had 11 vessels under sale and leaseback arrangements as of 31 March 2020.

As of 31 March 2020, TORM had three newbuildings on order including two LR2 vessels and one MR vessel. The MR vessel was delivered on 21 April 2020, and the LR2 vessels are expected to be delivered in the fourth quarter of 2021. During the first quarter of 2020, TORM took delivery of two LR1 newbuildings and one MR newbuilding and delivered one Handysize vessel to new owners.

	Q4 2019	Changes	Q1 2020	Changes	2020	Changes	2021
Owned vessels
LR2	11	-	11	-	11	-	11
LR1	7	2	9	-	9	-	9
MR	44	1	45	1	46	-	46
Handysize	3	-1	2	-	2	-	2
Total	65	2	67	1	68	-	68

Chartered-in and leaseback vessels
LR2	1	-	1	-	1	2	3
LR1	-	-	-	-	-	-	-
MR	10	-	10	-	10	-	10
Handysize	-	-	-	-	-	-	-
Total	11	-	11	-	11	2	13

Total fleet	76	2	78	1	79	2	81

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the three months ended 31 March 2020 was USD 115.1m (2019, same period: USD 73.9m). The increase compared to the same period in 2019 was due to higher freight rates combined with more earning days. The average TCE rate for the three months ended 31 March 2020 was USD/day 23,643 (2019, same period: USD/day 17,949). Available earning days were 6,684 (2019, same period: 6,499).
Administrative expenses for the three months ended 31 March 2020 were USD 13.8m (2019, same period: USD 12.4m).
Other operating expenses for the three months ended 31 March 2020 were USD -0.2m (2019, same period: USD 0.1m).
The result before interest, tax and depreciation (EBITDA) for the three months ended 31 March 2020 was a profit of USD 101.5m (2019, same period: USD 61.5m).

Depreciation for the three months ended 31 March 2020 was USD 31.4m (2019, same period: USD 26.7m). The increase in depreciation was mainly due to the reversal of impairment made on vessels in the fourth quarter of 2019.

The primary operating result (EBIT) for the three months ended 31 March 2020 was a profit of USD 70.1m (2019, same period: USD 32.2m). The increase was mainly due to higher freight rates.

Financial expenses for the three months ended 31 March 2020 were USD 14.2m (2019, same period: USD 9.8m). The increase was driven by a higher level of debt due to the execution of a major part of TORM’s newbuilding program during 2019 and Q1 2020 as well as accelerated amortization of costs relating to debt settled during the refinancing.

The result after tax for the three months ended 31 March 2020 was a profit of USD 56.4m (2019, same period: USD 23.2m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the three months ended 31 March 2020 was a loss of USD 17.8m (2019, same period: USD 4.4m). The decrease was mainly due to a negative fair value adjustment of hedging instruments – primarily related to interest rate swaps.

Total comprehensive income for the three months ended 31 March 2020 was an income of USD 38.6m (2019, same period: USD 18.8m). The development in total comprehensive income was primarily driven by an increase in the net profit for the period partly offset by a negative fair value adjustment on hedging instruments.

ASSETS
As of 31 March 2020, total assets amounted to USD 2,101.4m.

The carrying value of the fleet including prepayments was USD 1,806.4m as of 31 March 2020. The outstanding installments on the LR2 and MR vessels under construction represented USD 111.5m as of 31 March 2020. Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,832.1m as of 31 March 2020.

DEBT
As of 31 March 2020, net interest-bearing debt amounted to USD 797.8m. As of 31 March 2020, TORM was in compliance with the financial covenants.

EQUITY
As of 31 March 2020, TORM’s equity was USD 1,045.5m, and TORM held treasury shares equivalent to 0.7% of the Company's share capital.

LIQUIDITY
As of 31 March 2020, TORM’s available liquidity was USD 273.0m and consisted of available cash and cash equivalents of USD 129.3m, undrawn credit facilities of USD 67.7m and USD 76.0m of sale and leaseback financing that is subject to documentation. The undrawn credit facilities consisted of a USD 45.0m Working Capital Facility and a USD 22.7m facility financing one MR vessel under construction. Cash and cash equivalents include USD 19.4m in restricted cash, primarily related to security placed as collateral for financial instruments. As of 31 March 2020, TORM had CAPEX commitments of USD 111.5m all related to two LR2 and two MR vessels under construction, including scrubbers related to these vessels. In addition, TORM has CAPEX commitments of USD 21.5m for retrofit scrubber installations.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

CASH FLOW
Cash flow from operating activities for the three months ended 31 March 2020 amounted to USD 49.8m (2019, same period: USD 55.4m). The decrease was primarily due to a decrease in cash flows from interests paid and financial expenses, driven by the refinancing, as well as a decrease in cashflows from working capital movements. This was partly offset by an increase in earnings.

Cash flow from investing activities for the three months ended 31 March 2020 was USD -59.4m (2019, same period: USD -12.3m). The change was mainly driven by higher newbuilding CAPEX.

Cash flow from financing activities for the three months ended 31 March 2020 was USD 62.6m (2019, same period: USD -15.1m). The change was mainly driven by the refinancing during the first quarter of 2020.

Net cash flow from operating, investing and financing activities for the three months ended 31 March 2020 was USD 53.0m (2019, same period: USD 28.0m). The increase was mainly driven by the increase in cash flow from financing activities, offset by the decrease in investing activities.

RELATED PARTY TRANSACTIONS
During the three months ended 31 March 2020, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 6.8m in total. The joint venture will continue to assist TORM in installing scrubbers in 2020.

RISKS AND UNCERTAINTIES
There are a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining nine months of 2020. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2019 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of the COVID-19, the breakdown of the OPEC+ negotiations and related oil demand, supply and price development underpin the risk
•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2019.

DIVIDENDS
In line with the Company’s Distribution Policy, no dividend will be paid for the three months ended 31 March 2020.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board (”IASB”)

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first three months and description of principal risks and uncertainties for the remaining nine months of the year)

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein)

By order of the Board of Directors

Jacob Meldgaard
Executive Director
14 May 2020

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q1 2020	Q1 2019	FY 2019
Revenue		246.3	186.4	692.6
Port expenses, bunkers and commissions		-88.1	-69.8	-267.7
Operating expenses	1	-43.1	-42.7	-173.0
Profit from sale of vessels		-	0.1	1.1
Administrative expenses	1, 2	-13.8	-12.4	-47.7
Other operating expenses		0.2	-0.1	-2.9
Share of profit/(loss) from joint ventures		-	-	-0.4
Impairment losses and reversal of impairment on tangible assets	2, 4	-	-2.6	114.0
Depreciation	2	-31.4	-26.7	-110.1

Operating profit/(loss) (EBIT)		70.1	32.2	205.9

Financial income		0.9	1.1	2.8
Financial expenses		-14.2	-9.8	-41.9

Profit/(loss) before tax		56.8	23.5	166.8

Tax		-0.4	-0.3	-0.8

Net profit/(loss) for the period		56.4	23.2	166.0

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		0.76	0.31	2.24
Diluted earnings/(loss) per share (USD)		0.75	0.31	2.24

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q1 2020	Q1 2019	FY 2019

Net profit/(loss) for the year	56.4	23.2	166.0

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.2	0.4	0.4
Fair value adjustment on hedging instruments	-18.3	-4.7	-13.3
Fair value adjustment on hedging instruments transferred to income statement	0.7	-0.1	1.3

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-	-	-0.1
Other comprehensive income/(loss) after tax ¹⁾	-17.8	-4.4	-11.6

Total comprehensive income/(loss) for the year	38.6	18.8	154.4

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

CONDENSED CONSOLIDATED BALANCE SHEET

		31 March	31 March	31 December
USDm	Note	2020	2019	2019
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		8.4	10.6	8.1
Vessels and capitalized dry-docking	2	1,789.5	1,364.3	1,674.8
Prepayments on vessels	3	16.9	47.6	95.0
Other plant and operating equipment		4.7	3.8	4.3
Total tangible fixed assets		1,819.5	1,426.3	1,782.2

Financial assets
Investments in joint ventures		1.1	0.3	1.2
Loan receivables		4.6	-	4.6
Total financial assets		5.7	0.3	5.8

Total non-current assets		1,825.2	1,426.6	1,788.0

CURRENT ASSETS
Bunkers		38.2	35.9	34.8
Freight receivables		97.3	78.4	89.8
Other receivables		6.1	8.2	6.2
Prepayments		5.3	5.5	3.5
Cash and cash equivalents		129.3	155.3	72.5
Current assets, excluding assets held-for-sale		276.2	283.3	206.8

Assets held-for-sale	4	-	6.7	9.1

Total current assets		276.2	290.0	215.9

TOTAL ASSETS		2,101.4	1,716.6	2,003.9

		31 March	31 March	31 December
USDm	Note	2020	2019	2019
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.7	0.7
Share premium		101.4	97.1	101.3
Treasury shares		-4.2	-2.9	-2.9
Hedging reserves		-29.4	-4.5	-11.8
Translation reserves		0.1	0.3	0.3
Retained profit		976.9	775.8	920.0
Total equity		1,045.5	866.5	1,007.6

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		44.9	44.9	44.9
Borrowings	5	812.2	634.5	756.4
Total non-current liabilities		857.1	679.4	801.3

CURRENT LIABILITIES
Borrowings	5	108.1	99.9	99.1
Trade payables		29.3	31.3	47.1
Current tax liabilities		1.2	1.0	1.5
Other liabilities		60.2	38.5	47.3
Total current liabilities		198.8	170.7	195.0

Total liabilities		1,055.9	850.1	996.3

TOTAL EQUITY AND LIABILITIES		2,101.4	1,716.6	2,003.9

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Accounting policies	9

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 MARCH

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2020	0.7	101.3	-2.9	-11.8	0.3	920.0	1,007.6

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	56.4	56.4
Other comprehensive income/(loss) for the period	-	-	-	-17.6	-0.2	-	-17.8
Total comprehensive income/(loss) for the period	-	-	-	-17.6	-0.2	56.4	38.6

Capital increase	-	0.1	-	-	-	-	0.1
Share-based compensation	-	-	-	-	-	0.5	0.5
Acquisition treasury shares, cost	-	-	-1.3	-	-	-	-1.3
Total changes in equity for the period	-	0.1	-1.3	-17.6	-0.2	56.9	37.9

Equity as of 31 March 2020	0.7	101.4	-4.2	-29.4	0.1	976.9	1,045.5

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2019	0.7	97.1	-2.9	0.3	-0.1	752.1	847.2

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	23.2	23.2
Other comprehensive income/(loss) for the period	-	-	-	-4.8	0.4	-	-4.4
Total comprehensive income/(loss) for the period	-	-	-	-4.8	0.4	23.2	18.8

Share-based compensation	-		-	-	-	0.5	0.5
Total changes in equity for the period	-	-	-	-4.8	0.4	23.7	19.3

Equity as of 31 March 2019	0.7	97.1	-2.9	-4.5	0.3	775.8	866.5

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1 2020	Q1 2019	FY 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	56.4	23.2	166.0

Reversals:
Profit from sale of vessels	-	-0.1	-1.2
Depreciation	31.4	26.7	110.1
Impairment losses and reversal of impairment losses on tangible assets	-	2.6	-114.0
Share of profit/(loss) from joint ventures	-	-	0.4
Financial income	-0.9	-1.1	-2.8
Financial expenses	14.2	9.8	41.9
Tax expenses	0.4	0.3	0.8
Other non-cash movements	0.6	0.2	0.9

Dividends received from joint ventures	0.3	-	-
Interest received and realized exchange gains	0.1	0.9	2.6
Interest paid and realized exchange losses	-18.7	-9.6	-45.3
Income taxes paid	-0.2	-	-0.2
Change in bunkers, receivables and payables, etc.	-33.8	2.5	11.9

Net cash flow from operating activities	49.8	55.4	171.1

USDm	Q1 2020	Q1 2019	FY 2019
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-68.6	-26.0	-384.3
Investments in joint ventures	-	-0.3	-0.3
Sale of tangible fixed assets	9.2	14.0	61.8

Net cash flow from investing activities	-59.4	-12.3	-322.8

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	526.3	11.6	261.9
Repayment, borrowings	-458.7	-26.8	-169.2
Dividend paid	-	-	-
Capital increase	0.1	-	4.2
Acquisition of treasury shares	-1.3	-	-
Change in restricted cash	-3.8	0.1	-12.4

Net cash flow from financing activities	62.6	-15.1	84.5

Net cash flow from operating, investing and financing activities	53.0	28.0	-67.2

Cash and cash equivalents, beginning balance	56.9	124.1	124.1
Cash and cash equivalents, ending balance	109.9	152.1	56.9
Restricted cash equivalents	19.4	3.2	15.6
Cash and cash equivalents including restricted cash, ending balance	129.3	155.3	72.5

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

NOTES

NOTE 1 – STAFF COSTS

USDm	Q1 2020	Q1 2019	FY 2019

Included in operating expenses	1.9	2.0	8.1
Included in administrative expenses	11.0	9.6	37.7
Total staff costs	12.9	11.6	45.8

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 64.2m (31 March 2019: USD 60.4m, 31 December 2019: USD 60.7m).

The depreciation expense for the three months ended 31 March 2020 related to "Other plant and operating equipment" of USD 0.2m (31 March 2019: USD 0.3m, 31 December 2019: USD 1.0m) and “Land and buildings” of USD 0.5m (31 March 2019: USD 0.6m, 31 December 2019: USD 2.3m) is related to the “Administrative expenses”.

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report 2019 (please refer to Note 8 in the Annual Report 2019). Based on this, TORM has assessed that no impairment indicators are noted, as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 31 March 2020.

NOTE 2 – continued

	31 March	31 March	31 December
USDm	2020	2019	2019

Cost:
Balance as of beginning of period	2,064.2	1,886.3	1,886.3
Additions	30.9	10.5	81.3
Disposals	-7.0	-5.6	-25.6
Transferred from prepayments	114.4	-	252.3
Transferred to assets held-for-sale	-	-34.4	-130.1
Balance	2,202.5	1,856.8	2,064.2

Depreciation:
Balance as of beginning of period	360.6	327.6	327.6
Disposals	-7.0	-5.6	-25.6
Depreciation for the period	30.6	25.8	106.5
Transferred to assets held-for-sale	-	-14.1	-47.9
Balance	384.2	333.7	360.6

Impairment:
Balance as of beginning of period	28.8	162.1	162.1
Impairment losses on tangible fixed assets	-	2.6	6.0
Reversal of impairment		-	-120.0
Transferred to assets held-for-sale	-	-5.9	-19.3
Balance	28.8	158.8	28.8

Carrying amount	1,789.5	1,364.3	1,674.8

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

NOTE 3 – PREPAYMENTS ON VESSELS

	31 March	31 March	31 December
USDm	2020	2019	2019

Balance as of beginning of period	95.0	45.5	45.5
Additions	36.3	2.1	301.8
Transferred to vessels	-114.4	-	-252.3
Carrying amount	16.9	47.6	95.0

NOTE 4 – ASSETS HELD-FOR-SALE AND NON-CURRENT ASSETS SOLD DURING THE PERIOD

During the first three months of 2020, TORM delivered one vessel, sold during Q4 2019, to its new owner. The sale resulted in an impairment loss of USD 0.7m, which was recognized in 2019.

NOTE 5 – MORTGAGE DEBT AND BANK LOANS

	31 March	31 March	31 December
USDm	2020	2019	2019

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	92.3	94.7	94.9
Falling due between one and two years	148.9	85.5	296.8
Falling due between two and three years	94.5	390.4	90.3
Falling due between three and four years	78.3	10.0	16.5
Falling due between four and five years	75.1	32.9	54.5
Falling due after five years	262.3	90.2	126.5
Total	751.4	703.9	679.5

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 11.4m (31 March 2019: USD 5.0m, 31 December 2019: USD 8.0m), which are amortized over the term of the loans, or leasing liabilities of USD 180.0m (31 March 2019: USD 35.5m, 31 December 2019: USD 183.6m).

As of 31 March 2020, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2020.

During the first three months of 2020, TORM signed and closed a new loan structured as a syndicated facility of USD 341m and a USD 45m revolving credit facility with maturity in 2026 covering 27 modern vessels. The bank syndicate consists of seven banks, including Danske Bank, ABN AMRO, ING and Nordea as Mandated Lead arrangers and Crédit Agricole, Société Générale and Swedbank as Lead arrangers. Further, a Term Facility of USD 110m with HCOB with maturity in 2025 covering 19 vessels built between 2002 and 2006 was signed and closed.

In conjunction with the refinancing, TORM has improved its covenant restrictions related to all loan agreements significantly by amending the minimum liquidity covenant to align it to market terms.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the company and individual tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group’s activities. Whilst the Group considers that it operates in accordance with applicable company and individual tax law, there are concrete potential tax exposures in respect of its operations, which are being investigated further. Based on current legal advice, these exposures are not considered to be material.

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 31 March 2020, TORM has contractual obligations regarding investment commitments including newbuilding and second-hand commitments of USD 111.5m (31 March 2019: USD 258.0m, 31 December 2019: USD 51.2m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

On 15 April 2020, TORM held the Annual General Meeting, and the dividend for the six months ended 31 December 2019 was approved. Furthermore, Ms. Annette Malm Justad was appointed as Director of the Company replacing Mr. Torben Janholt.

On 21 April 2020, TORM took delivery of the last MR newbuilding, TORM Stellar.

On 6 May 2020, shareholders through Nasdaq in Copenhagen received their dividend, and the shareholders through Nasdaq in New York will receive their dividend on 15 May 2020. The total distribution was USD 8.8m including the share repurchase of USD 1.4m, which is in line with the Company’s Distribution Policy.

On 12 May 2020, the High Court made an order confirming a reduction of TORM plc’s share premium account by USD 900m. The Capital Reduction was approved by TORM’s shareholders at the Annual General Meeting held on 15 April 2020.

NOTE 9 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2019 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-31 March 2020 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and as issued by the IASB. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2019 and additional IFRS standards endorsed by the EU and as issued by the IASB effective for accounting periods beginning after 1 January 2020. New standards have not had any material effect on the interim report. The accounting policies are described in more detail in the Annual Report 2019. The interim report for the period 1 January-31 March 2020 is not audited or reviewed, in line with normal practice.

For critical estimates and judgements, please refer to the Annual report 2019, page 116.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 31 March 2020, TORM’s available liquidity including undrawn facilities was USD 273m, including a cash position of USD 129m. TORM’s net interest-bearing debt was USD 798m, and the net debt loan-to-value ratio was 49%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 11. Currently, extra attention is given to the implications of COVID-19 on TORM’s operations and the associated effects on the product tanker market. The expected effects have been addressed in the sensitivity analysis.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenue	246.3	193.2	146.7	166.3	186.4
Port expenses, bunkers and commissions	-88.1	-67.6	-62.3	-68.0	-69.8
Charter hire	-	-	-	-	-
Operating expenses	-43.1	-45.3	-41.7	-43.3	-42.7
Profit from sale of vessels	-	0.7	0.2	0.2	0.1
Administrative expenses	-13.8	-12.8	-10.2	-12.3	-12.4
Other operating expenses	0.2	-0.1	-0.4	-2.3	-0.1
Share of profit/(loss) from joint ventures	-	-0.1	-0.3	-	-
Impairment losses and reversal of impairment on tangible assets	-	118.7	-2.0	-0.1	-2.6
Depreciation	-31.4	-29.2	-27.9	-26.3	-26.7

Operating profit/(loss) (EBIT)	70.1	157.5	2.1	14.2	32.2

Financial income	0.9	0.4	0.2	1.1	1.1
Financial expenses	-14.2	-11.2	-10.8	-10.1	-9.8

Profit/(loss) before tax	56.8	146.7	-8.5	5.2	23.5

Tax	-0.4	-	-0.5	-	-0.3

Net profit/(loss) for the period	56.4	146.7	-9.0	5.2	23.2

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	0.76	1.98	-0.12	0.07	0.31
Diluted earnings/(loss) per share (USD)	0.75	1.98	-0.12	0.07	0.31

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	56.4	146.6	-9.0	5.2	23.2

Reversals:
Profit from sale of vessels	-	-0.7	-0.2	-0.2	-0.1
Depreciation	31.4	29.2	27.9	26.3	26.7
Impairment losses and reversal of impairment losses on tangible assets	-	-118.7	2.0	0.1	2.6
Share of profit/(loss) from joint ventures	-	0.1	0.3	-	-
Financial income	-0.9	-0.5	-0.1	-1.1	-1.1
Financial expenses	14.2	11.3	10.7	10.1	9.8
Tax expenses	0.4	0.1	0.4	-	0.3
Other non-cash movements	0.6	0.2	0.2	0.3	0.2

Dividends received from joint ventures	0.3	-	-	-	-
Interest received and realized exchange gains	0.1	0.5	0.4	0.8	0.9
Interest paid and realized exchange losses	-18.7	-13.7	-12.2	-9.8	-9.6
Income taxes paid	-0.2	-0.2	0.1	-0.1	-
Change in bunkers, receivables and payables, etc.	-33.8	-9.0	12.4	6.0	2.5

Net cash flow from operating activities	49.8	45.2	32.9	37.6	55.4

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-68.6	-121.2	-158.3	-90.4	-14.4
Loans paid out	-	-	-	-	-
Investments in joint ventures	-	-	-	-	-0.3
Sale of tangible fixed assets	9.2	18.9	16.1	12.8	14.0

Net cash flow from investing activities	-59.4	-102.3	-142.2	-77.6	-0.7

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	526.3	42.9	197.0	22.0	-
Repayment, borrowings	-458.7	-38.2	-73.3	-30.9	-26.8
Dividend paid	-	-	-	-	-
Capital increase	0.1	4.2	-	-	-
Acquisition of treasury shares	-1.3	-	-	-	-
Change in restricted cash	-3.8	-1.2	-4.4	-6.9	0.1

Net cash flow from financing activities	62.6	7.7	119.3	-15.8	-26.7

Net cash flow from operating, investing and financing activities	53.0	-49.4	10.0	-55.8	28.0

Cash and cash equivalents, beginning balance	56.9	106.3	96.3	152.1	124.1
Cash and cash equivalents, ending balance	109.9	56.9	106.3	96.3	152.1
Restricted cash equivalents	19.4	15.6	14.5	10.1	3.2
Cash and cash equivalents including restricted cash, ending balance	129.3	72.5	120.8	106.4	155.3

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

GLOSSARY
KEY FINANCIAL FIGURES

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report and therefore we refer to the principles for these on pages 160-165 in the TORM plc Annual Report 2019. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q1 2020	Q1 2019	FY 2019
Reconciliation to revenue
Revenue	246.3	186.4	692.6
Port expenses, bunkers and commissions	-88.1	-69.8	-267.7
TCE earnings	158.2	116.6	424.9

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2020	Q1 2019	FY 2019
Reconciliation to revenue
Revenue	246.3	186.4	692.6
Port expenses, bunkers and commissions	-88.1	-69.8	-267.7
Charter hire	-	-	-
Operating expenses	-43.1	-42.7	-173.0
Gross profit	115.1	73.9	251.9

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities and amortized bank fees less cash, cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	31 March	31 March	31 December
USDm	2020	2019	2019
Borrowings	920.3	734.4	855.4
Amortized bank fees	11.4	5.0	8.0
Loan receivables	-4.6	-	-4.6
Cash and cash equivalents	-129.3	-155.3	-72.5
Net interest-bearing debt	797.8	584.1	786.3

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q1 2020	Q1 2019	FY 2019
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	56.4	23.2	166.0
Tax	0.4	0.3	0.8
Financial expenses	14.2	9.8	41.9
Financial income	-0.9	-1.1	-2.8
Depreciation	31.4	26.7	110.1
Impairment losses and reversal of impairment on tangible assets	-	2.6	-114.0
EBITDA	101.5	61.5	202.0

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q1 2020	Q1 2019	FY 2019
Operating profit/(loss) (EBIT)	70.1	32.2	205.9
Tax	-0.4	-0.3	-0.8
EBIT less Tax	69.7	31.9	205.1

EBIT less Tax - Full year equivalent	278.8	127.6	205.1

Invested capital, opening balance	1,786.0	1,469.4	1,469.4
Invested capital, ending balance	1,831.9	1,445.6	1,786.0
Average invested capital	1,809.0	1,457.5	1,627.7

Return on Invested Capital (RoIC)	15.4%	8.8%	12.6%

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	31 March	31 March	31 December
USDm	2020	2019	2019

Vessel values including newbuildings (broker values)	1,832.1	1,598.8	1,801.5
Total (value)	1,832.1	1,598.8	1,801.5

Outstanding debt regarding vessels ¹⁾	924.8	728.4	854.7
Committed CAPEX on newbuildings	111.5	258.0	51.2
Loan receivable	-4.6	-	-4.6
Cash and cash equivalents	-129.3	-155.3	-72.5
Total (loan)	902.4	831.1	828.8

Loan-to-value (LTV) ratio	49.3%	52.0%	46.0%

¹⁾ Outstanding debt regarding vessels includes long-term and short-term mortgage debt and bank loans and lease liabilities.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	31 March	31 March	31 December
USDm	2020	2019	2019
Tangible and intangible fixed assets	1,819.5	1,426.3	1,782.2
Investments in joint ventures	1.1	0.3	1.2
Bunkers	38.2	35.9	34.8
Accounts receivables ¹⁾	108.7	92.1	99.5
Assets held-for-sale	-	6.7	9.1
Deferred tax liability	-44.9	-44.9	-44.9
Trade payables ²⁾	-89.5	-69.8	-94.4
Current tax liabilities	-1.2	-1.0	-1.5
Deferred income	-	-	-
Invested capital	1,831.9	1,445.6	1,786.0

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	31 March	31 March	31 December
USDm	2020	2019	2019
Total vessel values including newbuildings (broker values)	1,832.1	1,598.8	1,801.5
Committed CAPEX on newbuildings	-111.5	-258.0	-51.2
Cash position	129.3	155.3	72.5
Loan receivables	4.6	-	4.6
Bunkers	38.2	35.9	34.8
Freight receivables	97.3	78.4	89.8
Other receivables	6.1	8.2	6.2
Other plant and operating equipment	4.7	3.8	4.3
Land and buildings	8.4	10.6	8.1
Investments in joint ventures	1.1	0.3	1.2
Prepayments	5.3	5.5	3.5
Outstanding debt ¹⁾	-931.7	-739.4	-863.4
Trade payables	-29.3	-31.3	-47.1
Other liabilities	-60.2	-38.5	-47.3
Current tax liabilities	-1.2	-1.0	-1.5
Total Net Asset Value (NAV)	993.2	828.6	1,016.0
Total number of shares, end of period excluding treasury shares (million)	74.8	73.9	74.4

Total Net Asset Value per share (NAV/share)	13.3	11.2	13.7

¹⁾ Outstanding debt includes long-term and short-term mortgage debt and bank loans and lease liabilities.

TORM   INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020